TAXA BIOTECHNOLOGIES, INC

FINANCIAL STATEMENTS (UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 AND 2015

TAXA BIOTECHNOLOGIES, INC.
INDEX TO FINANCIAL STATEMENTS
(unaudited)

TAXA BIOTECHNOLOGIES, INC.
FINANCIAL STATEMENT CERTIFICATION
(unaudited)

I, Antony Evans, certify that:

The financial statements of TAXA Biotechnologies, Inc. included in this Annual Report are true and complete in all material respects.

Date: April 27, 2017

Antony Evans
Chief Executive Officer

TAXA BIOTECHNOLOGIES, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2016 AND 2015
(unaudited)

	December 31, 2016		December 31, 2015	
Assets				
Current assets:				
Cash	$	182,978	$	193,359
Accounts Receivable		-		1,097
Other current assets		-		4,578
Current assets		182,978		199,035
Property and equipment, net		-		375
Intangible assets		37,637		28,833
Other assets		2,650		2,650
Total assets	$	223,265	$	230,893
Liabilities and Stockholders' Deficit				
Accounts payable	$	15,288	$	2,537
Accrued liabilities		16,217		437
Deferred revenue		581,162		586,148
Current liabilities		612,666		589,122
Future equity obligations		732,807		423,000
Total liabilities		1,345,473		1,012,122
Commitments and contingencies (Note 4)		-		-
Stockholders Deficit:				
Common stock, par value $0.0001, 20,000,000 shares authorized; 5,657,747 and 1,500,476 shares issued and outstanding, as of December 31, 2016 and 2015, respectively		566		150
Additional paid-in capital		57,997		32,511
Accumulated deficit		(1,180,771)		(813,890)
Total stockholders' deficit		(1,122,208)		(781,229)
Total liabilities and stockholders' deficit	$	223,265	$	230,893

See accompanying notes to financial statements

TAXA BIOTECHNOLOGIES, INC.
STATEMENT OF OPERATIONS
AS OF DECEMBER 31, 2016 AND 2015
(unaudited)

	Year Ended December 31, 2016	Year Ended December 31, 2015
Revenues	$ 3,892	$ 5,694
Operating Expenses		
General and administrative	107,892	126,382
Sales and marketing	27,602	3,966
Research and development	233,821	172,288
Total operating expenses	369,316	302,636
Operating loss	(365,423)	(296,942)
Other expense:		
Interest expense	-	(384)
Total other expense	-	(384)
Loss before provision for income taxes	(365,423)	(297,326)
Provision for income taxes	1,457	1,247
Net loss	$ (366,880)	$ (298,573)

See accompanying notes to financial statements

TAXA BIOTECHNOLOGIES, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders Deficit
	Shares	Amount			
December 31, 2014	1,962,281	196	32,384	(515,299)	(482,719)
Unvested shares repurchased	(461,805)	(46)	(3,931)	-	(3,977)
Stock option compensation	-	-	4,058	-	4,058
Net loss	-	-	-	(298,573)	(298,573)
December 31, 2015	1,500,476	150	32,511	(813,872)	(781,211)
Excise of stock options	4,157,271	416	22,449	-	22,865
Stock option compensation	-	-	3,037	-	3,037
Net loss	-	-	-	(366,880)	(366,880)
December 31, 2016	5,657,747	566	57,997	(1,180,752)	(1,122,189)

See accompanying notes to financial statements

TAXA BIOTECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
AS OF DECEMBER 31, 2016 AND 2015
(unaudited)

	Year Ended December 31, 2016		Year Ended December 31, 2015	
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(366,880)	$	(298,573)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation		375		457
Amortization		6,611		3,870
Stock-based compensation		3,037		4,058
Changes in operating assets and liabilities:				
Accounts receivable		1,097		(1,097)
Other current assets		4,578		(4,470)
Accounts payable		12,751		641
Accrued liabilities		15,779		(7,680)
Deferred revenue		(4,986)		40,507
Net cash used in operating activities		(327,638)		(262,287)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Deposits and other		-		1,850
Intangible assets		(15,415)		(10,751)
Net cash used in investing activities		(15,415)		(8,901)
CASH FLOWS FROM OPERATING ACTIVITIES:				
Proceeds from future equity obligations		309,807		50,000
Proceeds from excise of stock options		22,865		-
Repayment of related party advances		-		(13,599)
Repurchase of unvested common stock		-		(3,977)
Net cash provided by financing activities		332,672		32,424
Decrease in cash and cash equivalents		(10,381)		(238,764)
Cash and cash equivalents, beginning of year		193,359		432,124
Cash and cash equivalents, end of year	$	182,978	$	193,359
Supplemental disclosures of cash flow information:				
Cash paid for interest	$	-	$	1,351
Cash paid for income taxes	$	1,457	$	1,247
Non cash investing and financing activities:				
Purchase of intangible assets for SAFE agreement	$	-	$	18,000

See accompanying notes to financial statements

NOTE 1 – NATURE OF OPERATIONS

TAXA Biotechnologies, Inc. was incorporated on March 8, 2012 in the State of Delaware under the name Senstore, Inc. On December 6, 2013, the Company formally changed its name to Glowing Plant, Inc. and on February 22, 2016 changed it to its current name, TAXA Biotechnologies, Inc. The Company's headquarters are located in San Francisco, California. The financial statements of TAXA Biotechnologies, Inc. (which may be referred to as "TAXA," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company develops tools and techniques that enable the application of synthetic biology techniques to the genetic engineering of plants. Currently we use this technology platform to develop novel consumer products such as our glowing plant and fragrant moss, though in the future we hope to expand to additional market segments such as food or biofuels. We made products both in house and in partnership with other companies under revenue generating 'Collaborative Research Agreements'.

Our ultimate goal and the company's mission is to enable a shift to a circular economy where resources are not dug from finite supplies in the ground but produced sustainably, without CO_2, where and when needed. Biology in general, and photosynthetic plants in particular, are the ultimate sustainable technologies: plants are solar powered factories that take the suns energy and turn it into useful things. The key to achieving this mission, and our priority and focus, is shipping enough consumer products that earn sufficient income to earn sufficient free cashflow to invest in the required R&D to achieve this mission without being reliant on external financing.

Management's Plans
We rely heavily on the pre-sale of our products, and debt and equity financing for working capital. As of December 31, 2016, we had negative working capital of approximately $430,000 and will incur additional costs while developing our products before they are available for sale to the masses. In addition, we have incurred losses since Inception. These matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout 2017, the Company intends to fund its operations with funding from our 2016 Regulation Crowdfunding campaign, additional debt and/or equity financings, and pre-sales/revenues from selling our Fragrant Moss. If we cannot raise additional short term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. We may also be forced to close the company. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLOCIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to: valuation of stock options, useful lives of intangible assets and deferred tax assets and liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, related party advances, and future equity obligations. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not generated meaningful revenue from sale of the plants developed by the Company. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. These conditions include the general condition of the U.S. and world economy and governmental agency restrictions related to modified plants. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, or changes government policy could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable, are reported net of an allowance for doubtful accounts, which is management's best estimate of potential credit losses. The Company's allowance for doubtful accounts is based on historical experience, but management also takes into consideration customer concentrations, creditworthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. At December 31, 2016 and 2015 there were no allowances for doubtful accounts.

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straightline method over the estimated useful life ranging from approximately three to five years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Depreciation expense for the years ended December 31, 2016 and 2015 was $375 and $457, respectively.

Intangible Assets
Intangible assets are amortized using the straight-line method over five years. The Company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate impairment exists.

During the years ended December 31, 2016 and 2015, the company had gross intangible assets of $48,117 $32,703, with related accumulated amortization of $6,610 and $3,870, respectively.

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2016 and 2015. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Convertible Debt with Conversion or Other Options
Debt issued with common stock is accounted for under the guidelines established by ASC 470-20 – Accounting for Debt with Conversion or Other Options. We record the relative fair value of common stock related to the issuance of convertible debt as a debt discount or premium. The discount or premium is subsequently amortized to interest expense over the expected term of the convertible debt.

Revenue Recognition
The Company will recognize revenues from 1) sales of products or rendering of services when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company has deferred $581,161 and $586,148 as of December 31, 2016 and 2015, respectively as the Company has received amounts from customers through various methods, including a Kickstarter campaign and website pre-orders in which the Company has not yet shipped the related product. The Company will accrue this liability until the related products are shipped.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials,

outside services, and salary for certain employees. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 "Share-Based Payment". Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

In accordance with the guidance, an asset acquired in exchange for issuance of fully vested, nonforfeitable equity instruments should not be presented or classified as an offset to equity on the grantor's balance sheet once the equity instrument is granted for accounting purposes. Accordingly, the Company has accounted for certain issuances as other assets in the accompanying balance sheets.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 "Equity". The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2016 and 2015, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

NOTE 3 –FUTURE EQUITY OBLIGATIONS

During the years ended December 31, 2016 and 2015, and before, the Company entered into various SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company per the terms of the agreement. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered into ranged from $7,000,000 to $10,000,000.

Per the terms of the SAFE Agreements entered into, if there is an equity financing before the instrument expires or is terminated, the company will automatically issue to the investors either: 1) a number of shares of Standard Preferred Stock sold in the equity financing equal to the purchase amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or 2) a number of shares of Safe Preferred Stock equal to the purchase amount divided by the SAFE Price, if the pre-money valuation is greater that the Valuation Cap.

If there is a liquidation event before the expiration or termination of the SAFE Agreement, the investor will at its option either: 1) receive a cash payment equal to the purchase amount or 2) automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price, if the investor fails to select the cash option. Thereafter the SAFE Agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holder of the SAFE Agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining amounts will be covered with common stock equal to the remaining unpaid purchase price divided by the liquidity event. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company's capital stock.

Of the $732,807 in outstanding SAFE Agreements as of December 31, 2015, $100,000 is subject to a $10,000,000 valuation cap stemming from an investment in 2014, and the remaining agreements contain a $7,000,000 valuation cap.

During the year ended December 31, 2015, the Company issued a SAFE Agreement for $18,000 for the acquisition of intangible assets. No cash consideration was provided.

As of December 31, 2016, no SAFE Agreements were converted into equity, nor have any terminated or expired based on the terms of the agreements.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Facility Lease
The Company has entered into lease agreements with for its corporate office in San Francisco, California. The lease is for three months with lease payments of approximately $2,650 per month. The lease automatically renews in three month periods unless cancelled by either party.

Revenue Share
As an incentive for early investors to join the 2016 WeFunder fundraise the company issued approximately $200,000 in Revenue Share Contracts. Should our Fragrant Moss prove successful in the market these contracts will pay out 10% of the proceeds from Net Sales of the Fragrant Moss Products until the owners of those contracts have recouped their original investment.

NOTE 5 – STOCKHOLDERS DEFICIT

Common Stock

We have authorized the issuance of 20,000,000 shares of our common stock, each share having a par value of $0.0001.

Reverse Stock Split

In 2016 the Company effected a reverse stock split such that for every one (1) share outstanding, a holder would receive 0.2 shares. For the avoidance of doubt, a holder with five (5) shares would receive one (1) share in return after the reverse stock split. All references to shares and per share information in these financial statements have been stated to give effect to the reverse split.

Sale of Common Stock

During the year ended December 31, 2014, the Company sold 142,100 shares of common stock for $20,000.

Repurchase and Return of Shares

During the year ended December 31, 2014, the Company's Chief Executive Officer returned 79,819 shares of common stock due to his concentration of outstanding shares. No consideration was received or provided in relation to this transaction.

During the year ended December 31, 2015, the Company repurchased 461,805 shares of unvested common stock from the original 738,889 common shares issued for the acquisition of intellectual property. The Company paid $3,977 for the repurchase of these shares which were added back into the treasury.

Stock Options

On March 9, 2012, our Board of Directors adopted the 2012 Stock Plan (the "2012 Plan"). The 2012 Plan provides incentive to attract, retain, and reward persons performing services for the Company and by motivating such persons to contribute to the growth and profitability of the Company. Initially, up to 300,000 shares of our common stock may be issued pursuant to awards granted under the 2012 Plan. The 2012 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. Subsequent to its initial adoption, the authorized shares under the plan were increased to 6,505,816 shares of common stock.

During 2016 and 2015, the Company granted 5,589,425 and 382,601 options to various employees and contractors. Each option had a life of ten years, had exercise price of approximately $0.0055 and $0.14 and had vesting terms ranging from two to four years. The Company will expense the value of the options which were not forward excised over the vesting period of two to four years. The Company valued the options using the Black-Scholes pricing model on the date of grant using the following inputs.

	December 31, 2016	December 31, 2015
Expected life (years)	6.25	6.25
Risk-free interest rate	1.47%	1.37%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The total value of the options issued but not excised during 2016 and 2015 was $5,728 and $857 which will be recognized over vesting terms, less forfeitures.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future

A summary of the Company's stock options activity and related information is as follows:

	Number of shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2014	382,601	0.14	9.4
Granted	9,119	0.14	10.0
Exercised	-	-	-
Expired/Cancelled	(300,000)	0.14	9.1
Outstanding at December 31, 2015	91,720	0.14	8.4
Granted	5,589,425	0.0055	10.0
Exercised	(4,157,271)	0.0055	10.0
Expired/Cancelled	(2,605)	0.14	9.2
Outstanding at December 31, 2016	1,521,269	0.0055	9.2
Exercisable at December 31, 2015	42,417	0.14	8.4
Exercisable at December 31, 2016	341,544	0.029	8.9

As of December 31, 2016, there was approximately $7,824 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees. That cost is expected to be recognized over the next four years as follows: 2017 - $3,373, 2018 - $2,726, 2019 - $1,432, and 2020 $292.

NOTE 6 – RELATED PARTY TRANSACTIONS

Related Party Advances
From time to time the company received advances from its Chief Executive Officer for working capital. Such advances were considered short-term and incurred interest rates consistent with Internal Revenue Service minimum, which approximate 3%. In 2015 advances and accrued interest thereon of $1,351 were repaid in full.

Interest expense for related party advances was $384 for the years ended December 31, 2015.

Related Party Option Excise
Our Chief Executive Officer, who received 4,157,271 stock options in February 2016, exercised the grant for $22,865 of consideration. Certain of these shares remain unvested, as per the Company's standard vesting schedule, and are subject to repurchase by the Company until such stock options are fully vested.

NOTE 7 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2016	2015
Current tax provision:		
Federal	$ -	$ -
State	1,457	1,247
Total	1,457	1,247
Deferred tax provision:		
Federal	(235,000)	(115,000)
State	(61,000)	(31,000)
Total	(296,000)	(146,000)
Valuation allowance	296,000	146,000
Total provision for income taxes	$ 1,457	$ 1,247

Based on federal tax returns filed or to be filed through December 31, 2016, we had available approximately $691,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure and may subject carryforwards to annual limitations. The large difference between the net operating loss carryforward and our retained earnings is primarily attributable to our Deferred Revenue as the IRS has required us to recognize already the proceeds from our 2013 Kickstarter campaign as revenue. Net operating loss carryforwards start to expire 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period starting in 2013. The Company currently is not under examination by any tax authority.

NOTE 8 – SUBSEQUENT EVENTS

On April 18th, 2017 the Company paused work indefinitely on the Glowing Plant product. This product is associated with $581,161 of Deferred Revenue. The company has not yet evaluated the impact of this on the Company's Financial Statements. At the same time the Company ceased work on all Collaborative Research Agreements in order to focus cash and research efforts on the Fragrant Moss. Related to these events the company terminated employment of its Chief Scientific Officer, Dr Jihyun Moon. As per the terms of her employment agreements she has 12 months to excise her vested options. 696,702 of her issued options were unvested and have been returned to the option pool.

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 26th, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.